Amendment to Amended and Restated Expense Limitation Agreement

This Amendment (the “Amendment”), dated August 31, 2017, between Touchstone Strategic Trust and Touchstone Advisors, Inc. (“Touchstone”, and collectively with Touchstone Strategic Trust, the “parties”), amends the Amended and Restated Expense Limitation Agreement, dated March 1, 2014 (the “Agreement”), in effect between the parties.

1.	The Agreement is amended by deleting paragraphs 1.1 and 1.2 and replacing them with the following:

“1.1 Expense Limit. The Advisor has contractually agreed to waive fees and reimburse expenses to the extent necessary to ensure the Funds’ total annual operating expenses (excluding dividend and interest expenses relating to short sales; interest; taxes; brokerage commissions and other transaction costs; portfolio transactions and investment related expenses, including expenses associated with a Fund’s liquidity provider; other expenditures which are capitalized in accordance with U.S. generally accepted accounting principles; the cost of “Acquired Fund Fees and Expenses,” if any; and other extraordinary expenses not incurred in the ordinary course of business) (“Fund Operating Expenses”) do not exceed the contractual limit set forth in Schedules A, B, and C. The contractual limits on Fund Operating Expenses (“Operating Expense Limit”) set forth in Schedules A, B, and C below have been adjusted for each class of each Fund to include the effect of any waivers of Rule 12b-1 fees, shareholder servicing fees, and other anticipated class specific expenses, if applicable.

“1.2 Recoupment. The Advisor shall be entitled to recoup, subject to approval by the Board of Trustees of the Trust, such amounts waived or reimbursed for a period of up to three (3) years from the date of reimbursement or waiver. The Fund will make repayments to the Advisor only if such repayment does not cause the Fund’s the contractual limit set forth in Schedule A (“Contractual Limit”) (after the repayment is taken into account) to exceed both (1) the expense cap in place when such amounts were waived and (2) the Fund’s current expense limitation.

2.
All of the representations, warranties, and undertakings made in the Agreement shall continue to be true as of the date of this Amendment and will continue in full effect as if made in this Amendment. If the terms of the Agreement conflict with the terms of this Amendment, the terms of this Amendment shall govern.

3.	This Amendment shall terminate automatically upon termination of the Agreement. This Amendment may be amended only by a written instrument that is signed by both parties.

4.	This Amendment may not be assigned by either party without the consent of the other party.

5.	This Amendment may be executed in counterparts, each of which shall be deemed to be an original.

6.	Unless otherwise specified in this Amendment, all capitalized terms used in this Amendment shall have the meanings defined in the Agreement.

[signature page follows]

This Amendment to the Amended and Restated Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE STRATEGIC TRUST

By:
Name:
Title:

TOUCHSTONE ADVISORS, INC.

By:
Name:
Title

By:
Name:
Title